                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 7)*

                                rSTAR CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   98912E 10 0
                                 (CUSIP Number)

                          GILAT SATELLITE NETWORKS INC.
                              1651 OLD MEADOW ROAD
                             MCLEAN, VIRGINIA 22102
                                 (703) 734-9401
           (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                    COPY TO:
                             STEVEN G. TEPPER, ESQ.
                                 ARNOLD & PORTER
                                 399 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4690
                               TEL: (212) 715-1000
                               FAX: (212) 715-1399

                                  MAY 21, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    98912E 10 0

--------------------------------------------------------------------------------
1.   Names of Reporting Persons. GILAT SATELLITE NETWORKS LTD.
     I.R.S. Identification Nos. of above persons (entities only).

     NOT APPLICABLE
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)    ....................................................................

     (b)    ....................................................................
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     OO
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e).........................................................

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     ISRAEL
                    ------------------------------------------------------------
Number of           7.   Sole Voting Power .....................................
Shares
Beneficially        ------------------------------------------------------------
Owned by            8.   Shared Voting Power
Each                     41,814,643 SHARES
Reporting           ------------------------------------------------------------
Person              9.   Sole Dispositive Power ................................
With
                    ------------------------------------------------------------
                    10.  Shared Dispositive Power

                        41,814,643 SHARES
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     41,814,643 SHARES
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     65.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     CO
--------------------------------------------------------------------------------

         This Amendment No. 7 to Schedule 13D (this "Amendment No. 7"), amends and supplements the Schedule 13D filed by Gilat Satellite Networks Ltd., an Israeli corporation ("Gilat") initially on October 12, 2000 (as amended through the date hereof).

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information provided in response to Item 4 below is incorporated herein by reference.

ITEM 4.    PURPOSE OF THE TRANSACTION

         On April 23 2001, rStar Corporation (formerly known as ZapMe! corporation), a Delaware corporation ("rStar"), Gilat To Home Latin America (Holland) N.V., a Dutch corporation (the "Seller"), and Gilat entered into an acquisition agreement (the "Acquisition Agreement") that will result in the acquisition and funding of Gilat's StarBand Latin America business by rStar.

         The Acquisition Agreement further provides that rStar will make a tender offer, in compliance with the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, to acquire, in exchange for up to $4 million in cash and up to 312,500 Ordinary Shares of Gilat, up to 20% of the common stock, par value $.01, of rStar (the "rStar Common Stock") held by each shareholder of rStar (other than Gilat and its affiliates).

         In addition, pursuant to the Acquisition Agreement, rStar entered into an agreement, dated April 23, 2001 (the "Spacenet Agreement"), with Spacenet Inc., a Delaware corporation and a wholly-owned Gilat subsidiary ("Spacenet"). Under the Spacenet Agreement, rStar and Spacenet agreed that rStar would issue and deliver 19,396,552 shares of rStar Common Stock to Spacenet in full satisfaction of rStar's outstanding capital lease obligations and other accrued liabilities to Spacenet (the "Spacenet Transaction").

         It is anticipated that at the conclusion of the aforementioned transactions (subject to certain conditions set forth in the Acquisition Agreement), Gilat's beneficial ownership of the outstanding shares of rStar Common Stock will increase from approximately 51% percent to approximately 80-84%.

         Also, in connection with the Acquisition Agreement, certain principal shareholders of rStar, including Gilat, entered into a voting agreement, dated April 23, 2001 (the "Voting Agreement"), pursuant to which each of them has agreed to vote their shares of rStar Common Stock in favor of the Acquisition Agreement and the transactions contemplated thereby.

         On May 21, 2001, rStar and Spacenet consummated the Spacenet Transaction described above and rStar delivered to Spacenet's affiliate, Gilat Satellite Networks (Holland) B.V., a Dutch corporation and a wholly-owned Gilat subsidiary, 19,396,552 shares of rStar Common Stock in full satisfaction of rStar's outstanding capital lease obligations and other accrued liabilities to Spacenet, the total present value of which was approximately $45 million. As a result, Gilat is currently the beneficial owner of 41,814,643 shares of rStar Common Stock, which represents approximately 65.6% of the outstanding shares of rStar Common Stock.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         The information provided in response to Item 4 above is incorporated herein by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The information provided in response to Item 4 above is incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         The exhibits listed on the Index of Exhibits of this Amendment No. 7 are filed herewith or incorporated herein by reference to other filings, as specified in the Index of Exhibits.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAY 30, 2001
--------------------------------------------------------------------------------
Date

/s/  YOAV LEIBOVITCH
--------------------------------------------------------------------------------
Signature

YOAV LEIBOVITCH,
CHIEF FINANCIAL OFFICER AND VICE PRESIDENT OF FINANCE AND ADMINISTRATION
--------------------------------------------------------------------------------
Name/Title

                                INDEX OF EXHIBITS



  Exhibit No.     Description
  -----------     -----------
     2(c)         Acquisition Agreement, dated April 23, 2001, by and among
                  Gilat To Home Latin America (Holland) N.V., rStar Corporation,
                  and Gilat Satellite Networks Ltd. (schedules and exhibits
                  omitted), which exhibit is incorporated herein by reference to
                  rStar's report on Form 8-K filed on April 27, 2001 (File No.
                  0-27029).

     2(d)         Agreement, dated April 23, 2001, by and between rStar
                  Corporation and Spacenet Agreement, which exhibit is incorporated herein by reference to rStar's report on Form 8-K filed on May 23, 2001 (File No. 0-27029).

     2(e)         Voting Agreement, dated April 23, 2001, by and among (i) The
                  Mortensen 2000 Family Resource Trust, The Mortensen Charitable
                  Trust, CAVCO of North Florida, Inc., The Arnouse Charitable
                  Trust and Michael Arnouse, (ii) rStar Corporation, and (iii)
                  Gilat Satellite Networks Ltd.